UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC FILE NUMBER: 000-10843

NOTIFICATION OF LATE FILING

| X| Form 10-K | | Form 20-F | | Form 11-K | | Form 10-Q | | Form N-SAR

For the period ended: September 30, 2011

| | Transition Report on Form 10-K

| | Transition Report on Form 20-F

| | Transition Report on Form 11-K

| | Transition Report on Form 10-Q

| | Transition Report on Form N-SAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information

CSP Inc.

Full name of Registrant

Former name if Applicable

43 Manning Road

Address of Principal Executive Office (Street and Number)

Billerica, MA 01821

City, State and Zip Code

Part II

Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X | (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or

Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be

f iled on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III

Narrative

CSP Inc. was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended September 30, 2011 (the "Annual Report") by the December 29, 2011 filing date due to a delay we experienced in completing our financial statements and other related disclosures in the Annual Report. As a result, our independent auditors have not completed their audit of our financial statements for the year ended September 30, 2011.  The delay relates to a change in our accounting policy for revenue recognition with respect to certain third party service contracts, which we determined should be recorded on a "net sales" basis in accordance with the sales recognition criteria as required by U.S. Generally Accepted Accounting Principles. We have determined that we are simply acting as an agent or broker with respect to this portion of our revenues. Under net sales recognition, the cost to the third-party service provider or vendor is recorded as a reduction to sales resulting in net sales equal to the gross profit on the transaction. Accordingly, there are no costs of goods sold. This change does not affect net income. We previously used the "gross sales" recognition method for the third party service contracts that we sell. We need additional time to evaluate the effects of this change in our accounting policy. We anticipate that we will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification:

(Name) (Area Code) (Telephone Number)

Gary W. Levine 978-663-7598 x1200

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or

Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

|X| Yes | | No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes || No

We expect to report a significant reduction in sales and cost of sales for the year ended September 30, 2011, due to the change in accounting policy for revenue recognition for certain third party maintenance contracts which are now being recorded on a "net sales" basis. There was no change in the net income for the year.

CSP Inc

Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 12-28-11 By: /s/ Gary W. Levine

Name: Gary W. Levine

Title: Chief financial Officer